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SOUTHWESTERN PUBLIC SERVICE COMPANY

EXHIBIT 12. Statement of Computation of Ratio of Earnings

                                                                                               Twelve Months Ended
                                                                                                November 30, 1996
                                                                                             (Dollars In Thousands)
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Computation of Ratio of Earnings to Fixed Charges:

         Fixed charges, as defined:
                  Interest on long-term debt .......................................................   $  46,801
                  Amortization of debt premium, discount and expense ...............................         616
                  Other interest ...................................................................       7,190
                  Estimated interest factor of rental charges ......................................       1,245
                                    Total fixed charges ............................................   $  55,852

         Earnings as defined:
                  Net earnings per statement of earnings ...........................................   $ 104,073
                  Fixed charges as shown ...........................................................      55,852
                  Income taxes:
                           Federal-current .........................................................      44,417
                           Federal-deferred ........................................................      16,794
                           State ...................................................................       2,345
                  Investment tax credits ...........................................................        (250)
                  Earnings available for fixed charges .............................................   $ 223,231
         Ratio of earnings to fixed charges ........................................................        4.00

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend Requirements Combined:

         Total fixed charges, as shown above .......................................................   $  55,852
         Preferred dividend requirements* ..........................................................       2,044
                                    Total fixed charges and preferred dividend requirements combined   $  57,896

         Earnings available for fixed charges and preferred dividend
                  requirements combined ............................................................   $ 223,231

         Ratio of earnings to fixed charges and preferred dividend
                  requirements combined ............................................................        3.86

                           *Preferred dividend requirements:
                                    Annual preferred dividend requirement ..........................   $   1,274
                                    Less amount deductible for income tax purposes .................           7
                                            Net requirement [A] ....................................   $   1,267
                                    1 / (100% - effective tax rate) [B] ............................       1.608
                                    Effective tax rate .............................................        37.8%
                                    [A] x [B] ......................................................   $   2,037
                                    Add amount deductible for income tax purposes ..................           7
                                    Preferred dividend requirements ................................   $   2,044

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